Exhibit 99.15

TotalEnergies

PRESS RELEASE

Third Quarter 2023 results

TotalEnergies once again demonstrates the relevance of its strategy, fully leveraging supportive energy prices with increasing adjusted net income of 6.5 B$ and cash flow of 9.3 B$

	3Q23	Change vs 2Q23	9M23	Change vs 9M22
Net income (TotalEnergies share) (B$)	**6.7**	*+63%*	**16.3**	*-5%*
Adjusted net income (TotalEnergies share)[1]				
- in billions of dollars (B$)	6.5	*+30%*	18.0	*-37%*
- in dollars per share	2.63	*+32%*	7.24	*-34%*
Adjusted EBITDA[1] (B$)	13.1	*+18%*	38.3	*-31%*
Cash flow from operations excluding working capital (CFFO)[1] (B$)	9.3	*+10%*	27.4	*-25%*
Cash flow from operating activities (B$)	9.5	*-4%*	24.5	*-41%*
Gearing[1] of 12.3% at September 30, 2023 vs.11.1% at June 30, 2023				
Third 2023 interim dividend set at 0.74 €/share				

Paris, October 26, 2023 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on October 25, 2023, to approve the third quarter 2023 financial statements. On the occasion, Patrick Pouyanné said:

"While implementing its balanced transition strategy that combines Oil & Gas and Integrated Power, TotalEnergies demonstrates once again this quarter its ability to leverage a supportive price environment, generating adjusted net income of $6.5 billion and return on average capital employed of over 20%. Cash flow from operations (CFFO) increased to $9.3 billion in the third quarter and totaled $27.4 billion in the first nine months of 2023.

In the Oil & Gas business, production at nearly 2.5 Mboe/d is up 5% year-on-year, thanks to the start-up of several oil projects in Brazil (Mero 1), Nigeria (Ikike) and Iraq (Ratawi) and gas projects in Oman (Block 10) and Azerbaijan (Absheron). During the quarter, confirmation of exploration successes in Suriname and Namibia opened the way to new oil developments contributing to future cash flow growth.

Exploration & Production delivered a strong quarter, with adjusted net operating income and cash flow both increasing by $0.8 billion quarter-to-quarter to $3.1 billion and $5.2 billion, respectively. Integrated LNG confirms the robustness of its global integrated portfolio, with adjusted net operating income of $1.3 billion and cash flow of $1.6 billion. Downstream adjusted net operating income and cash flow increased sequentially to $1.8 billion and $2.2 billion, respectively, due to good availability of European refining assets.

This quarter again demonstrates the relevance of TotalEnergies' profitable transition strategy. For the first time, Integrated Power adjusted net operating income and cash flow both exceed $500 million. Year-to-date cash flow at the end of the third quarter is close to $1.5 billion, in line with Integrated Power's objective to generate around $2 billion of cash flow in 2023. TotalEnergies commissioned its 1 GW Seagreen offshore wind farm, which was delivered within budget, and its 380 MW Myrtle Solar project in the US, which includes battery storage, and acquired 100% of Total Eren.

Based on the strength of both these results, the Board of Directors decided the distribution of the third interim dividend for the 2023 financial year in the amount of €0.74/share, up 7.25% year-on-year. Additionally, the Company is executing a $9 billion share buyback program in 2023, as announced on September 27. Year-to-date shareholder distribution is close to 43% at the end of September, in line with the recently increased annual guidance of more than 40%."

(1) Refer to Glossary page 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to pages 19 and following for reconciliation tables.

1

1. Highlights(2)1 Multi-energy strategy Launch of GGIP in Iraq: effective entry in the producing Ratawi field on August 16, 2023 Partnership with SONATRACH to increase the production of the Tin Fouyé Tabankort fields, extend to 2024 2 Mt/y of LNG deliveries in France, and develop renewable energy projects in Algeria Partnership with Petrobras and Casa dos Ventos in renewable energies in Brazil Upstream Production start-up of Absheron gas and condensate field, in Azerbaijan Acquisition of an interest in the Cash-Maple gas discoveries, in Australia, to ensure long-term supply of Ichthys LNG Launch of development studies of a 200,000 b/d oil project in Block 58 in Suriname with targeted FID at the end of 2024 Closing of the sale of Surmont to ConocoPhillips for up to $3.3 billion and disposal of other Canadian assets to Suncor for around $1.1 billion Sale to Petronas of a 40% interest in Block 20 in Angola Sale to ADNOC of a 15% interest in Absheron field in Azerbaijan Downstream Start-up of a new polyethylene unit on the Baystar plant, in the US Integrated LNG Signature of 27-year LNG offtake contracts with QatarEnergy LNG for 3.5 Mtpa Launch of the Rio Grande LNG project, in Texas: acquisition of a 16.67% stake in the JV in charge of developing the 17.5 Mt/y project, acquisition of a 17.5% stake in NextDecade, and signature of a 5.4 Mt/y offtake agreement for 20 years Integrated Power Commissioning of Myrtle Solar in the US, first large solar farm including battery storage Signature with Saint-Gobain of a Power Purchase Agreement over 15 years, in the US Commissioning of Seagreen in Scotland, the first offshore windfarm of the Company Partial farm downs to Corio Generation and Rise Light & Power in a 3 GW wind project offshore New York and New Jersey, in the US Agreement with European Energy to develop more than 4 GW of onshore renewable projects Acquisition of a 50% interest in Rönesans Enerji to develop renewable projects in Turkey Investment with AGEL in a joint venture in India with more than 1,400 MW of renewable assets Award of a contract for the installation and operation of 1,100 EV HPC points in Germany Low carbon molecules Agreement with Air Liquide for the supply of green and low carbon hydrogen to the Normandy platform Call for tenders launch for the supply of 500,000 t/y of green hydrogen to decarbonize TotalEnergies’ European refining Acquisition of an interest in a CO2 storage exploration license, in Norway Circular economy: first conversion of plastic waste derived oil into certified circular polymers, in Saudi Arabia, and FID of a new mechanical recycling unit for plastic waste at Grandpuits biorefinery, in France (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements. 2

2. Key figures from TotalEnergies' consolidated financial statements[1]

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars, except effective tax rate, earnings per share and number of shares	9M23	9M22	9M23 vs 9M22
13,062	11,105	19,420	-33%	Adjusted EBITDA [1]	38,334	55,581	-31%
6,808	5,582	10,279	-34%	Adjusted net operating income from business segments	19,383	30,237	-36%
3,138	2,349	4,217	-26%	Exploration & Production	8,140	13,951	-42%
1,342	1,330	3,413	-61%	Integrated LNG	4,744	8,761	-46%
506	450	236	x2.1	Integrated Power	1,326	494	x2.7
1,399	1,004	1,935	-28%	Refining & Chemicals	4,021	5,815	-31%
423	449	478	-12%	Marketing & Services	1,152	1,216	-5%
662	662	2,576	-74%	Contribution of equity affiliates to adjusted net income	2,403	6,381	-62%
33.4%	37.3%	44.1%		Effective tax rate [3]	37.5%	40.8%	
6,453	4,956	9,863	-35%	Adjusted net income (TotalEnergies share) [1]	17,950	28,636	-37%
2.63	1.99	3.83	-31%	Adjusted fully-diluted earnings per share (dollars) [4]	7.24	10.96	-34%
2.41	1.84	3.78	-36%	Adjusted fully-diluted earnings per share (euros) [5]	6.68	10.31	-35%
2,423	2,448	2,560	-5%	Fully-diluted weighted-average shares (millions)	2,448	2,589	-5%
6,676	4,088	6,626	+1%	Net income (TotalEnergies share)	16,321	17,262	-5%
4,283	4,271	3,116	+37%	Organic investments [1]	11,987	7,916	+51%
808	320	1,587	-49%	Net acquisitions [1]	4,115	4,585	-10%
5,091	4,591	4,703	+8%	Net investments [1]	16,102	12,501	+29%
9,340	8,485	11,736	-20%	Cash flow from operations excluding working capital (CFFO) [1]	27,446	36,595	-25%
9,551	8,596	12,040	-21%	Debt Adjusted Cash Flow (DACF) [1]	27,922	37,665	-26%
9,496	9,900	17,848	-47%	Cash flow from operating activities	24,529	41,749	-41%

[3] Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

[4] In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

[5] Average €-$ exchange rate: 1.0884 in the third quarter 2023, 1.0833 in the first nine months of 2023.

3

3. Key figures of environment, greenhouse gas emissions and production

3.1 Environment – liquids and gas price realizations, refining margins

3Q23	2Q23	3Q22	3Q23 vs 3Q22		9M23	9M22	9M23 vs 9M22
86.7	78.1	100.8	-14%	Brent ($/b)	82.1	105.5	-22%
2.7	2.3	7.9	-66%	Henry Hub ($/Mbtu)	2.6	6.7	-61%
10.6	10.5	42.5	-75%	NBP ($/Mbtu)	12.4	32.4	-62%
12.5	10.9	46.5	-73%	JKM ($/Mbtu)	13.3	34.9	-62%
78.9	72.0	93.6	-16%	Average price of liquids [6],[7] ($/b) Consolidated subsidiaries	74.9	95.4	-22%
5.47	5.98	16.83	-67%	Average price of gas [6],[8] ($/Mbtu) Consolidated subsidiaries	6.80	13.28	-49%
9.56	9.84	21.51	-56%	Average price of LNG [6],[9] ($/Mbtu) Consolidated subsidiaries and equity affiliates	10.92	16.26	-33%
95.1	42.7	99.3	-4%	Variable cost margin - Refining Europe, VCM [6],[10] ($/t)	75.9	100.3	-24%

3.2 Greenhouse gas emissions [11]

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Scope 1+2 emissions ($MtCO_2e$)	9M23	9M22	9M23 vs 9M22
8.5	9.1	10.3	-18%	Scope 1+2 from operated facilities [12]	26.6	29.6	-10%
7.5	7.9	8.2	-9%	of which Oil & Gas	23.1	24.2	-5%
1.0	1.1	2.1	-54%	of which CCGT	3.6	5.4	-33%
12.1	12.5	14.0	-14%	Scope 1+2 - equity share	37.4	41.4	-10%

Estimated 3Q23 and 2Q23 emissions.

Scope 1+2 emissions from operated installations were down 18% year-on-year in the third quarter 2023, thanks to the continuous decline in flaring emissions on Exploration & Production facilities and the decrease in the use of gas-fired power plants in Europe.

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Methane emissions ($ktCH_4$)	9M23	9M22	9M23 vs 9M22
7	8	10	-30%	Methane emissions from operated facilities	25	31	-19%
9	10	14	-32%	Methane emissions - equity share	30	38	-21%

Estimated 3Q23 and 2Q23 emissions.

Scope 3 emissions ($MtCO_2e$)	9M23	2022
Scope 3 from Oil, Biofuels and Gas Worldwide [13]	est. 270	389

(6) Does not include oil, gas and LNG trading activities, respectively.
(7) Sales in $ / Sales in volume for consolidated affiliates.
(8) Sales in $ / Sales in volume for consolidated affiliates.
(9) Sales in $ / Sales in volume for consolidated and equity affiliates.
(10) This indicator represents the average margin on variable costs realized by TotalEnergies' European refining business (equal to the difference between the sales of refined products realized by TotalEnergies' European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).
(11) The six greenhouse gases in the Kyoto protocol, namely CO_2, CH_4, N_2O, HFCs, PFCs and SF_6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF_6 are virtually absent from the Company's emissions or are considered as non-material and are therefore not counted.
(12) Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company's 2022 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H_2).
(13) TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the use by customers of energy products, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales to end customers. The highest point for each value chain for 2023 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

4

3.3 Production[14]

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Hydrocarbon production	9M23	9M22	9M23 vs 9M22
2,476	2,471	2,669	-7%	Hydrocarbon production (kboe/d)	2,490	2,750	-9%
1,399	1,416	1,298	+8%	Oil (including bitumen) (kb/d)	1,404	1,291	+9%
1,077	1,055	1,371	-21%	Gas (including condensates and associated NGL) (kboe/d)	1,086	1,459	-26%
2,476	2,471	2,669	-7%	Hydrocarbon production (kboe/d)	2,490	2,750	-9%
1,561	1,571	1,494	+4%	Liquids (kb/d)	1,565	1,501	+4%
4,921	4,845	6,367	-23%	Gas (Mcf/d)	4,985	6,785	-27%
2,476	2,471	2,356	+5%	Hydrocarbon production excluding Novatek (kboe/d)	2,490	2,425	+3%

Hydrocarbon production was 2,476 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2023, up 5% year-on-year (excluding Novatek) and comprised of:

- +5% due to start-ups and ramp-ups, including Absheron in Azerbaijan, Johan Sverdrup Phase 2 in Norway, Mero 1 in Brazil, Ikike in Nigeria and Bloc 10 in Oman
- +2% due to a decrease of planned maintenance, notably on Ichthys in Australia and lower unplanned outages, notably at the Kashagan field in Kazakhstan
- +1% due to improved security conditions in Nigeria and Libya
- -3% due to natural field declines

Between the third quarters of 2022 and 2023, portfolio additions, such as entry into SARB Umm Lulu in the United Arab Emirates, the Ratawi field in Iraq and the increase in interest in Waha concessions in Libya, offset negative portfolio changes such as the end of the Bongkot operating licenses in Thailand and the exit from Termokarstovoye in Russia.

(14) Company production = E&P production + Integrated LNG production.

5

4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Hydrocarbon production	9M23	9M22	9M23 vs 9M22
2,043	2,033	2,251	-9%	EP (kboe/d)	2,045	2,292	-11%
1,507	1,512	1,454	+4%	Liquids (kb/d)	1,506	1,450	+4%
2,865	2,778	4,300	-33%	Gas (Mcf/d)	2,885	4,569	-37%
2,043	2,033	1,988	+3%	EP excluding Novatek (kboe/d)	2,045	2,023	1.1%

4.1.2 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars, except effective tax rate	9M23	9M22	9M23 vs 9M22
3,138	2,349	4,217	-26%	Adjusted net operating income	8,140	13,951	-42%
125	149	377	-67%	including adjusted income from equity affiliates	409	1,019	-60%
44.6%	49.7%	55.4%		Effective tax rate [15]	50.7%	49.9%	
2,557	2,424	1,989	+29%	Organic investments [1]	7,115	5,288	+35%
(514)	176	(126)	ns	Net acquisitions [1]	1,600	2,415	-34%
2,043	2,600	1,863	+10%	Net investments [1]	8,715	7,703	+13%
5,165	4,364	6,406	-19%	Cash flow from operations excluding working capital (CFFO) [1]	14,436	21,092	-32%
4,240	4,047	9,083	-53%	Cash flow from operating activities	12,823	23,619	-46%

Exploration & Production adjusted net operating income was $3,138 million in the third quarter 2023 up 34% quarter-to-quarter, primarily driven by higher oil prices and a lower effective tax rate due to the North Sea, which carries higher tax rates, comprising a lower percentage of the overall portfolio mix.

Cash flow from operations excluding working capital (CFFO) was $5,165 million in the third quarter 2023, up 18% quarter-to-quarter, for the same reasons.

(15) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

6

4.2 Integrated LNG

4.2.1 Production

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Hydrocarbon production for LNG	9M23	9M22	9M23 vs 9M22
433	438	418	+4%	Integrated LNG (kboe/d)	445	458	-3%
54	59	40	+37%	Liquids (kb/d)	59	51	+15%
2,056	2,067	2,067	-1%	Gas (Mcf/d)	2,100	2,216	-5%
433	438	368	+18%	Integrated LNG excluding Novatek (kboe/d)	445	402	+11%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Liquefied Natural Gas in Mt	9M23	9M22	9M23 vs 9M22
10.5	11.0	10.4	-	Overall LNG sales	32.5	35.4	-8%
3.7	3.6	4.0	-9%	incl. Sales from equity production*	11.2	12.6	-11%
9.4	10.0	9.2	+2%	incl. Sales by TotalEnergies from equity production and third party purchases	29.3	31.4	-7%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG (excluding Novatek) stabilized quarter-to-quarter and was up by 18% year-on-year mainly due to a planned maintenance impacting production at Ichthys field in the third quarter 2022.

In the third quarter 2023, LNG sales stabilized year-on-year and decreased quarter-to-quarter, due to the decrease in spot traded volumes in a less volatile environment.

4.2.2 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,342	1,330	3,413	-61%	Adjusted net operating income	4,744	8,761	-46%
385	432	1,828	-79%	including adjusted income from equity affiliates	1,603	4,424	-64%
495	382	213	x2.3	Organic investments [(1)]	1,273	324	x3.9
84	205	(10)	ns	Net acquisitions [(1)]	1,048	(66)	ns
579	587	203	x2.9	Net investments [(1)]	2,321	258	x9
1,648	1,801	2,492	-34%	Cash flow from operations excluding working capital (CFFO) [(1)]	5,530	7,096	-22%
872	1,332	3,449	-75%	Cash flow from operating activities	5,740	9,470	-39%

Integrated LNG adjusted net operating income was $1,342 million in the third quarter 2023, down 53% year-on-year (excluding Novatek), mainly due to lower LNG prices, as well as exceptional trading results in the third quarter 2022, partially offset by higher production.

Cash flow from operations excluding working capital (CFFO) for Integrated LNG was $1,648 million in the third quarter 2023, down 34% year-on-year (excluding Novatek), mainly due to lower LNG prices, partially offset by the high margins captured in 2022 on LNG cargoes to be delivered in 2023.

7

4.3 Integrated Power

4.3.1 Capacities, productions, clients and sales

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Integrated Power	9M23	9M22	9M23 vs 9M22
8.9	8.2	8.5	+4%	Net power production (TWh) *	25.5	23.7	+7%
5.4	4.2	2.4	x2.3	o/w power production from renewables	13.5	7.1	+90%
3.5	4.0	6.1	-43%	o/w CCGT	12.0	16.6	-28%
15.9	13.2	11.7	+36%	Portfolio of power generation net installed capacity (GW) **	15.9	11.7	+36%
11.6	8.9	7.4	+57%	o/w renewables	11.6	7.4	+57%
4.3	4.3	4.3	-	o/w CCGT	4.3	4.3	-
80.5	74.7	67.8	+19%	Portfolio of renewable power generation gross capacity (GW) **,***	80.5	67.8	+19%
20.2	19.0	16.0	+26%	o/w installed capacity	20.2	16.0	+26%
6.0	6.0	6.3	-5%	Clients power - BtB and BtC (Million) **	6.0	6.3	-5%
2.8	2.8	2.8	-	Clients gas - BtB and BtC (Million) **	2.8	2.8	-
11.2	11.5	12.1	-7%	Sales power - BtB and BtC (TWh)	38.2	40.7	-6%
13.8	19.2	14.2	-2%	Sales gas - BtB and BtC (TWh)	70.2	68.3	+3%

* Solar, wind, hydroelectric and combined-cycle gas turbine (CCGT) plants.
** End of period data.
*** Includes 20% of Adani Green Energy Ltd's gross capacity effective first quarter 2021, 50% of Clearway Energy Group's gross capacity effective third quarter 2022 and 49% of Casa dos Ventos' gross capacity effective first quarter 2023.

Net power production was 8.9 TWh in the third quarter 2023, up 7% quarter-to-quarter, due to growing power generation from renewables following the integration at 100% of Total Eren and the start-up of Myrtle Solar and Danish Fields in the US.

Gross installed renewable power generation capacity reached more than 20 GW at the end of the third quarter 2023, up by more than 1 GW quarter-to-quarter, including 0.5 GW installed in the US (Myrtle Solar, Danish) and the connection of 0.3 GW from the Seagreen offshore wind project in the UK.

4.3.2 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
506	450	236	x2.1	Adjusted net operating income	1,326	494	x2.7
37	23	60	-38%	including adjusted income from equity affiliates	116	113	+3%
578	753	440	+31%	Organic investments (1)	1,908	929	x2.1
1,354	(42)	1,728	-22%	Net acquisitions (1)	1,831	2,367	-23%
1,932	711	2,168	-11%	Net investments (1)	3,739	3,296	+13%
516	491	191	x2.7	Cash flow from operations excluding working capital (CFFO) (1)	1,447	532	x2.7
1,936	2,284	941	x2.1	Cash flow from operating activities	2,935	(795)	ns

Integrated Power adjusted net operating income was $506 million and cash flow from operations excluding working capital (CFFO) was $516 million in the third quarter 2023, up 12% and 5% respectively quarter-to-quarter, due to the growth in power generation from renewables and the performance of its profitable Integrated Power model.

Cash flow from operating activities is $1,936 million in the third quarter 2023, due to the positive impact on working capital of the seasonality in the gas and power marketing business.

8

4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,822	1,453	2,413	-24%	Adjusted net operating income	5,173	7,031	-26%
625	686	453	+38%	Organic investments (1)	1,601	1,332	+20%
(115)	(19)	(6)	ns	Net acquisitions (1)	(363)	(131)	ns
510	667	447	+14%	Net investments (1)	1,238	1,201	+3%
2,205	2,085	2,944	-25%	Cash flow from operations excluding working capital (CFFO) (1)	6,479	8,388	-23%
2,266	2,588	4,737	-52%	Cash flow from operating activities	3,330	10,848	-69%

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Refinery throughput and utilization rate*	9M23	9M22	9M23 vs 9M22
1,489	1,472	1,599	-7%	Total refinery throughput (kb/d)	1,456	1,497	-3%
489	364	431	+14%	France	404	359	+12%
589	601	656	-10%	Rest of Europe	596	637	-6%
410	507	512	-20%	Rest of world	456	501	-9%
84%	82%	88%		Utilization rate based on crude only**	81%	84%	

* Includes refineries in Africa reported in the Marketing & Services segment.
** Based on distillation capacity at the beginning of the year.

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petrochemicals production and utilization rate	9M23	9M22	9M23 vs 9M22
1,330	1,157	1,299	+2%	Monomers* (kt)	3,782	3,910	-3%
1,070	963	1,171	-9%	Polymers (kt)	3,145	3,632	-13%
75%	67%	80%		Steamcracker utilization rate**	72%	79%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year.

Refining throughput was down 7% year-on-year in the third quarter 2023, notably due to planned maintenance and unplanned shutdowns at the Port Arthur refinery in the US and the Antwerp refinery in Belgium, despite an increase in refinery throughput in France.

The utilization rate on processed crude increased sequentially over the quarter to 84% thanks to higher availability of French refining.

9

4.5.2 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
1,399	1,004	1,935	-28%	Adjusted net operating income	4,021	5,815	-31%
386	454	224	+72%	Organic investments (1)	1,038	735	+41%
(97)	(15)	1	ns	Net acquisitions (1)	(107)	(33)	ns
289	439	225	+28%	Net investments (1)	931	702	+33%
1,618	1,329	2,164	-25%	Cash flow from operations excluding working capital (CFFO) (1)	4,680	6,560	-29%
2,060	1,923	3,798	-46%	Cash flow from operating activities	3,132	8,431	-63%

Refining & Chemicals adjusted net operating income was $1,399 million in the third quarter 2023, up 39% quarter-to-quarter, reflecting higher refining margins in Europe and a higher utilization rate.

Cash flow from operations excluding working capital (CFFO) was $1,618 million in the third quarter 2023, up 22% quarter-to-quarter for the same reasons.

10

4.6 Marketing & Services

4.6.1 Petroleum product sales

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Sales in kb/d*	9M23	9M22	9M23 vs 9M22
1,399	1,397	1,495	-6%	Total Marketing & Services sales	1,386	1,475	-6%
792	799	873	-9%	Europe	783	827	-5%
608	598	622	-2%	Rest of world	603	648	-7%

* Excludes trading and bulk refining sales.

Sales of petroleum products were down year-on-year by 6% in the third quarter due to the portfolio effect linked to the disposal of 50% of the fuel distribution business in Egypt, partially offset by the recovery in the aviation business.

4.6.2 Results

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
423	449	478	-12%	Adjusted net operating income	1,152	1,216	-5%
239	232	229	+4%	Organic investments (1)	563	597	-6%
(18)	(4)	(7)	ns	Net acquisitions (1)	(256)	(98)	ns
221	228	222	-	Net investments (1)	307	499	-38%
587	756	780	-25%	Cash flow from operations excluding working capital (CFFO) (1)	1,799	1,828	-2%
206	665	939	-78%	Cash flow from operating activities	198	2,417	-92%

Marketing & Services adjusted net operating income was $423 million in the third quarter 2023, down 12% year-on-year, due to lower sales.

Cash flow from operations excluding working capital (CFFO) decreased by 25% year-on-year to $587 million in the third quarter 2023, negatively impacted by the tax effect of higher prices on the valuation of petroleum product inventories.

11

5. TotalEnergies results 5.1 Adjusted net operating income from business segments Adjusted net operating income from business segments was: $6,808 million in the third quarter 2023, compared to $5,582 million in the second quarter 2023, due to higher oil prices and refining margins and a lower effective tax rate for Exploration-Production, $19,383 million in the first nine months of 2023, compared to $30,237 million in the first nine months of 2022, due to lower prices of oil, gas and refining margins. 5.2 Adjusted net income(1) (TotalEnergies share) TotalEnergies adjusted net income was $6,453 million in the third quarter 2023 versus $4,956 million in the second quarter 2023, mainly due to higher oil prices and refining margins. Adjustments to net income(1) were $223 million in the third quarter 2023, consisting mainly of: $1 billion of inventory and changes in fair value effects, ($0.6) billion related to asset impairments notably due to divestments projects of Naphtachimie to INEOS and the Natref refinery in South Africa as well as client portfolios-related goodwills from gas & power marketing activities in Belgium, Spain and France. TotalEnergies’ average tax rate was: 33.4% in the third quarter 2023 versus 37.3% in the second quarter 2023, mainly as a result of the lower tax rate for Exploration & Production related to the lower relative weight of highly taxed North Sea assets, 37.5% in the first nine months of 2023 versus 40.8% in the first nine months of 2022, mainly as a result of the lower relative weight of Exploration & Production in Company results, in line with oil and gas prices evolution. 5.3 Adjusted earnings per share Adjusted diluted net earnings per share were: $2.63 in the third quarter 2023, based on 2,423 million weighted average diluted shares, compared to $1.99 in the second quarter 2023, $7.24 in the first nine months of 2023, based on 2,448 million weighted average diluted shares, compared to $10.96 a year earlier. As of September 30, 2023, the number of diluted shares was 2,417 million. As part of its shareholder return policy, TotalEnergies repurchased: 33.9 million shares for cancellation in the third quarter 2023 for $2.1 billion, 98.9 million shares for cancellation in the first nine months of 2023 for $6.1 billion. 5.4 Acquisitions – asset sales Acquisitions were: $1,992 million in the third quarter 2023, mainly related to the acquisition of the remaining 70.4% in Total Eren and the acquisition of an additional 12.4% stake in NextDecade in line with the launch of Rio Grande LNG project in the US, $5,730 million in the first nine months of 2023, mainly related to the above items, as well as the acquisition of a 20% interest in the SARB and Umm Lulu concession in the United Arab Emirates, the acquisition of a 6.25% stake in the NFE LNG project and 9.375% in NFS LNG project in Qatar, and a 34% stake in a joint venture with Casa dos Ventos in Brazil. Divestments were: $1,184 million in the third quarter 2023, notably for the sale of a 40% interest to ADNOC in Bloc 20 in Angola, of a number of non-conventional assets in Argentina and a partial farm down in an offshore wind project of the coast of New York and New Jersey in the US, $1,615 million in the first nine months of 2023, notably for the above items as well as the sale of 50% of the Marketing & Services subsidiary in Egypt. 12

5.5 Net cash flow[1]

TotalEnergies' net cash flow was:

- $4,249 million in the third quarter 2023 compared to $3,894 million in the second quarter, reflecting the $856 million increase in CFFO offset partially by the $500 million increase in net investments to $5,091 million in the third quarter 2023,
- $11,344 million in the first nine months of 2023 compared to $24,094 million a year earlier, reflecting the $9,149 million decrease in CFFO and the $3,601 million increase in net investments to $16,102 million in the first nine months of 2023.

In the third quarter, cash flow from operating activities was $9,496 million, versus $9,340 million of CFFO.

5.6 Profitability

Return on equity was 22.3% for the twelve months ended September 30, 2023.

In millions of dollars	October 1, 2022 September 30, 2023	July 1, 2022 June 30, 2023	October 1, 2021 September 30, 2022
Adjusted net income [1]	25,938	29,351	35,790
Average adjusted shareholders' equity	116,529	116,329	113,861
Return on equity (ROE)	**22.3%**	**25.2%**	**31.4%**

Return on average capital employed[1] was 20.1% for the twelve months ended September 30, 2023.

In millions of dollars	October 1, 2022 September 30, 2023	July 1, 2022 June 30, 2023	October 1, 2021 September 30, 2022
Adjusted net operating income [1]	27,351	30,776	37,239
Average capital employed [1]	135,757	137,204	136,902
ROACE [1]	**20.1%**	**22.4%**	**27.2%**

6. TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, amounted to €8,388 million in first nine months of 2023, compared to €5,205 million in first nine months of 2022.

7. Annual 2023 Sensitivities[16]

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price [17]	+/- 10 $/b	+/- 2.5 B$	+/- 3.0 B$
European gas price - NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

[16] Sensitivities are revised once per year upon publication of the previous year's fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies' portfolio in 2023. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

[17] In a 80 $/b Brent environment.

13

8. Outlook Oil prices remain buoyant at around $90/b at the beginning of the fourth quarter, supported by OPEC+ actions on supply and a tense geopolitical context. The 2 Mb/d increase in petroleum products this year is driven by emerging countries, notably due to the recovery of the aviation sector and demand from the petrochemical industry in China. Despite entering the winter period with high natural gas inventories in Europe, in a tense market, gas prices remain very reactive to production disruptions. Given the evolution of oil and gas prices in recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be above $10/Mbtu in the fourth quarter 2023. TotalEnergies expects hydrocarbon production to range between 2.4 and 2.5 Mboe/d in the fourth quarter 2023, which reflects the impact of the sale of its oil sands assets in Canada. The utilization rate in refineries should be above 80% during the fourth quarter 2023, with the restart of Port Arthur expected in mid-November. In the fourth quarter 2023, TotalEnergies anticipates cash proceeds of around $4.1 billion(18) from the Canadian assets divestments, which could bring back the gearing below 8%. The Company confirms 2023 net investment guidance between $16 and $17 billion. * * * * To listen to the conference call with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 13:30 (Paris time), please log on to totalenergies.com or dial +44 (0) 121 281 8004 or +1 (718) 705-8796. The conference replay will be available on the Company's website totalenergies.com after the event. * * * * TotalEnergies contacts Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com (18) Excluding adjustments and contingent payments. 14

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Combined liquids and gas production by region (kboe/d)	9M23	9M22	9M23 vs 9M22
550	537	889	-38%	Europe	556	918	-39%
459	481	463	-1%	Africa	478	473	+1%
781	767	692	+13%	Middle East and North Africa	756	681	+11%
445	443	449	-1%	Americas	443	419	+6%
241	243	176	+37%	Asia-Pacific	257	259	-1%
2,476	2,471	2,669	-7%	Total production	2,490	2,750	-9%
327	338	656	-50%	includes equity affiliates	336	687	-51%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Liquids production by region (kb/d)	9M23	9M22	9M23 vs 9M22
229	227	275	-17%	Europe	230	280	-18%
335	359	352	-5%	Africa	354	358	-1%
627	615	557	+12%	Middle East and North Africa	607	547	+11%
268	268	260	+3%	Americas	267	231	+15%
102	102	50	x2.1	Asia-Pacific	107	85	+26%
1,561	1,571	1,494	+4%	Total production	1,565	1,501	+4%
156	153	202	-23%	includes equity affiliates	153	204	-25%

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Gas production by region (Mcf/d)	9M23	9M22	9M23 vs 9M22
1,733	1,671	3,300	-47%	Europe	1,760	3,431	-49%
619	610	559	+11%	Africa	615	582	+6%
844	834	740	+14%	Middle East and North Africa	817	736	+11%
989	976	1,061	-7%	Americas	986	1,055	-7%
736	754	707	+4%	Asia-Pacific	807	981	-18%
4,921	4,845	6,367	-23%	Total production	4,985	6,785	-27%
933	1,004	2,444	-62%	includes equity affiliates	996	2,596	-62%

15

9.2 Downstream (Refining & Chemicals and Marketing & Services)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petroleum product sales by region (kb/d)	9M23	9M22	9M23 vs 9M22
1,838	1,709	1,816	*+1%*	Europe	1,716	1,755	*-2%*
621	599	690	*-10%*	Africa	629	728	*-14%*
946	918	907	*+4%*	Americas	904	868	*+4%*
624	665	569	*+10%*	Rest of world	637	602	*+6%*
4,029	3,892	3,982	*+1%*	Total consolidated sales	3,886	3,953	*-2%*
407	424	438	*-7%*	Includes bulk sales	406	419	*-3%*
2,222	2,070	2,049	*+8%*	Includes trading	2,095	2,060	*+2%*

3Q23	2Q23	3Q22	3Q23 vs 3Q22	Petrochemicals production* (kt)	9M23	9M22	9M23 vs 9M22
1,018	1,026	1,078	*-6%*	Europe	3,091	3,361	*-8%*
611	619	670	*-9%*	Americas	1,837	1,910	*-4%*
771	475	722	*+7%*	Middle East and Asia	1,999	2,271	*-12%*

* Olefins, polymers.

16

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	3Q23 Solar	3Q23 Onshore Wind	3Q23 Offshore Wind	3Q23 Gas	3Q23 Others	3Q23 Total	2Q23 Solar	2Q23 Onshore Wind	2Q23 Offshore Wind	2Q23 Gas	2Q23 Others	2Q23 Total
France	0.2	0.1	-	2.0	0.0	**2.3**	0.2	0.1	-	2.6	0.0	**2.9**
Rest of Europe	0.1	0.4	0.1	1.1	0.0	**1.7**	0.0	0.1	0.2	1.1	0.0	**1.4**
Africa	0.0	0.0	-	-	-	**0.0**	0.0	0.0	-	-	-	**0.0**
Middle East	0.2	-	-	0.5	-	**0.7**	0.2	-	-	0.3	-	**0.5**
North America	0.6	0.4	-	-	-	**1.1**	0.4	0.5	-	-	-	**1.0**
South America	0.1	0.9	-	-	-	**1.0**	0.0	0.4	-	-	-	**0.5**
India	1.4	0.4	-	-	-	**1.7**	1.4	0.3	-	-	-	**1.8**
Pacific Asia	0.4	0.0	0.0	-	-	**0.4**	0.2	0.0	0.0	-	-	**0.2**
Total	**3.0**	**2.2**	**0.2**	**3.5**	**0.0**	**8.9**	**2.5**	**1.5**	**0.2**	**4.0**	**0.0**	**8.2**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) (19)	3Q23 Solar	3Q23 Onshore Wind	3Q23 Offshore Wind	3Q23 Gas	3Q23 Others	3Q23 Total	2Q23 Solar	2Q23 Onshore Wind	2Q23 Offshore Wind	2Q23 Gas	2Q23 Others	2Q23 Total
France	0.5	0.3	-	2.6	0.1	**3.5**	0.4	0.3	-	2.6	0.1	**3.4**
Rest of Europe	0.2	0.9	0.6	1.4	0.0	**3.1**	0.1	0.3	0.4	1.4	0.0	**2.2**
Africa	0.1	0.0	-	-	0.0	**0.1**	0.0	0.0	-	-	0.0	**0.1**
Middle East	0.4	-	-	0.3	-	**0.7**	0.3	-	-	0.3	-	**0.6**
North America	1.5	0.8	-	-	0.0	**2.3**	1.2	0.8	-	-	0.0	**2.0**
South America	0.5	0.7	-	-	-	**1.2**	0.2	0.5	-	-	-	**0.7**
India	3.5	0.4	-	-	-	**3.9**	3.2	0.4	-	-	-	**3.7**
Pacific Asia	1.0	0.0	0.1	-	0.0	**1.0**	0.6	0.0	0.0	-	0.0	**0.6**
Total	**7.6**	**3.2**	**0.6**	**4.3**	**0.2**	**15.9**	**6.0**	**2.3**	**0.5**	**4.3**	**0.2**	**13.2**

(19) End-of-period data.

17

9.3.3 Power generation gross capacity from renewables 12 (20) Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and, from 1Q23, 49% of Casa dos Ventos. (21) End-of-period data. Installed power generation gross capacity from renewables (GW) (20),(21) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.8 0.6 - 0.1 1.6 0.8 0.6 - 0.1 1.6 Rest of Europe 0.2 1.1 1.1 0.0 2.4 0.2 1.1 0.8 0.0 2.1 Africa 0.1 0.0 - 0.0 0.2 0.1 0.0 - 0.0 0.2 Middle East 1.2 - - - 1.2 1.2 - - - 1.2 North America 3.9 2.1 - 0.1 6.2 3.5 2.1 - 0.1 5.6 South America 0.4 1.2 - - 1.6 0.4 1.0 - - 1.4 India 5.1 0.4 - - 5.5 5.1 0.4 - - 5.5 Asia-Pacific 1.4 0.0 0.2 0.0 1.6 1.4 0.0 0.1 0.0 1.5 Total 13.1 5.5 1.3 0.3 20.2 12.5 5.2 1.0 0.3 19.0 Power generation gross capacity from renewables in construction (GW) (20),(21) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.2 0.0 0.0 0.0 0.3 0.2 0.1 0.0 0.0 0.3 Rest of Europe 0.4 0.0 - 0.0 0.5 0.1 0.0 0.3 0.0 0.5 Africa 0.0 - - 0.0 0.0 0.0 - - 0.0 0.0 Middle East 0.1 - - - 0.1 0.1 - - - 0.1 North America 2.3 0.1 - 0.5 3.0 2.8 0.1 - 0.5 3.4 South America 0.1 0.1 - - 0.2 0.1 0.2 - - 0.3 India 0.4 0.1 - - 0.4 0.4 0.1 - - 0.5 Asia-Pacific 0.1 0.0 0.5 - 0.6 0.0 0.0 0.5 - 0.6 Total 3.8 0.3 0.5 0.6 5.2 3.8 0.5 0.9 0.6 5.7 Power generation gross capacity from renewables in development (GW) (20),(21) Solar Onshore Wind Offshore Wind Other Total Solar Onshore Wind Offshore Wind Other Total France 0.9 0.5 - 0.0 1.4 1.0 0.6 - 0.0 1.6 Rest of Europe 4.6 0.5 7.4 0.1 12.6 5.4 0.4 4.4 0.1 10.3 Africa 1.2 0.3 - 0.0 1.5 0.6 0.3 - 0.1 1.0 Middle East 1.7 0.7 - - 2.4 0.4 - - - 0.4 North America 8.3 3.3 4.1 5.2 20.9 9.0 3.2 4.1 5.1 21.3 South America 1.4 1.3 - 0.4 3.0 1.6 1.6 - 0.4 3.6 India 4.0 0.1 - - 4.1 4.2 0.1 - - 4.3 Asia-Pacific 3.4 1.3 2.9 1.6 9.2 3.2 0.4 2.9 0.9 7.5 Total 25.6 7.9 14.4 7.2 55.2 25.5 6.6 11.4 6.5 50.0 3Q23 2Q23 3Q23 2Q23 3Q23 2Q23 18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

3Q23	2Q23	3Q22	In millions of dollars	9M23	9M22
6,676	**4,088**	**6,626**	**Net income (TotalEnergies share)**	**16,321**	**17,262**
(749)	(377)	(2,186)	Special items affecting net income (TotalEnergies share)	(1,285)	(11,725)
-	-	1,391	Gain (loss) on asset sales	203	1,391
-	(5)	(17)	Restructuring charges	(5)	(28)
(614)	(469)	(3,118)	Impairments	(1,143)	(11,898)
(135)	97	(442)	Other *	(340)	(1,190)
607	(380)	(827)	After-tax inventory effect : FIFO vs. replacement cost	(164)	1,206
365	(111)	(224)	Effect of changes in fair value	(180)	(855)
223	**(868)**	**(3,237)**	**Total adjustments affecting net income**	**(1,629)**	**(11,374)**
6,453	**4,956**	**9,863**	**Adjusted net income (TotalEnergies share)**	**17,950**	**28,636**

* Other adjustment items for net income in the third quarter amounted to ($135) million, including $388 million of revaluation of Total Eren's previously held equity interest and ($523) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso. Other adjustment items for net income in the first nine months of the year amounted to ($340) million including $388 million of revaluation of Total Eren's previously held equity interest and ($728) million mainly due to the impact of the European solidarity contribution and of the Electricity Generation Infra-Marginal Income Contribution in France and of the devaluation of the Argentine peso.

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
6,676	**4,088**	**6,626**	*+1%*	**Net income (TotalEnergies share)**	**16,321**	**17,262**	*-5%*
(223)	868	3,237	*ns*	Less: adjustment items to net income (TotalEnergies share)	1,629	11,374	*-86%*
6,453	**4,956**	**9,863**	*-35%*	**Adjusted net income (TotalEnergies share)**	**17,950**	**28,636**	*-37%*
				Adjusted items			
82	61	85	*-4%*	Add: non-controlling interests	217	250	*-13%*
3,130	2,715	6,037	*-48%*	Add: income taxes	9,935	16,035	*-38%*
2,967	2,959	2,926	*+1%*	Add: depreciation, depletion and impairment of tangible assets and mineral interests	8,952	9,112	*-2%*
88	92	95	*-7%*	Add: amortization and impairment of intangible assets	279	289	*-3%*
726	724	633	*+15%*	Add: financial interest on debt	2,160	1,667	*+30%*
(384)	(402)	(219)	*ns*	Less: financial income and expense from cash & cash equivalents	(1,159)	(408)	*ns*
13,062	**11,105**	**19,420**	*-33%*	**Adjusted EBITDA**	**38,334**	**55,581**	*-31%*

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
				Adjusted items			
54,413	51,458	64,924	*-16%*	Revenues from sales	164,180	199,322	*-18%*
(34,738)	(33,379)	(41,509)	*ns*	Purchases, net of inventory variation	(105,596)	(128,294)	*ns*
(7,346)	(7,754)	(6,689)	*ns*	Other operating expenses	(22,852)	(21,718)	*ns*
(245)	(62)	(71)	*ns*	Exploration costs	(401)	(324)	*ns*
142	116	163	*-13%*	Other income	335	713	*-53%*
64	(164)	(58)	*ns*	Other expense, excluding amortization and impairment of intangible assets	(138)	(662)	*ns*
296	401	196	*+51%*	Other financial income	945	546	*+73%*
(186)	(173)	(112)	*ns*	Other financial expense	(542)	(383)	*ns*
662	662	2,576	*-74%*	Net income (loss) from equity affiliates	2,403	6,381	*-62%*
13,062	**11,105**	**19,420**	*-33%*	**Adjusted EBITDA**	**38,334**	**55,581**	*-31%*
				Adjusted items			
(2,967)	(2,959)	(2,926)	*ns*	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(8,952)	(9,112)	*ns*
(88)	(92)	(95)	*ns*	Less: amortization of intangible assets	(279)	(289)	*ns*
(726)	(724)	(633)	*ns*	Less: financial interest on debt	(2,160)	(1,667)	*ns*
384	402	219	*+75%*	Add: financial income and expense from cash & cash equivalents	1,159	408	*x2.8*
(3,130)	(2,715)	(6,037)	*ns*	Less: income taxes	(9,935)	(16,035)	*ns*
(82)	(61)	(85)	*ns*	Less: non-controlling interests	(217)	(250)	*ns*
223	(868)	(3,237)	*ns*	Add: adjustment (TotalEnergies share)	(1,629)	(11,374)	*ns*
6,676	**4,088**	**6,626**	*+1%*	**Net income (TotalEnergies share)**	**16,321**	**17,262**	*-5%*

20

10.3 Investments – Divestments (TotalEnergies share)

Reconciliation of Cash flow used in investing activities to Net investments

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
4,987	**4,473**	**4,075**	*+22%*	**Cash flow used in investing activities (a)**	**15,822**	**11,435**	*+38%*
-	-	-	*ns*	Other transactions with non-controlling interests (b)	-	-	*ns*
(17)	18	570	*ns*	Organic loan repayment from equity affiliates (c)	(5)	1,295	*ns*
43	35	8	*x5.4*	Change in debt from renewable projects financing (d) *	81	(356)	*ns*
64	64	43	*+49%*	Capex linked to capitalized leasing contracts (e)	188	116	*+62%*
14	1	7	*+100%*	Expenditures related to carbon credits (f)	16	11	*+45%*
5,091	**4,591**	**4,703**	*+8%*	**Net investments (a + b + c + d + e + f = g - i + h)**	**16,102**	**12,501**	*+29%*
808	320	1,587	*-49%*	of which net acquisitions (g-i)	4,115	4,585	*-10%*
1,992	482	1,716	*+16%*	Acquisitions (g)	5,730	5,580	*+3%*
1,184	162	129	*x9.2*	Asset sales (i)	1,615	995	*+62%*
(43)	(35)	(4)	*ns*	Change in debt from renewable projects (partner share)	(81)	170	*ns*
4,283	4,271	3,116	*+37%*	of which organic investments (h)	11,987	7,916	*+51%*
346	328	169	*x2*	Capitalized exploration	879	381	*x2.3*
422	366	233	*+81%*	Increase in non-current loans	1,162	744	*+56%*
(120)	(84)	(214)	*ns*	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(433)	(823)	*ns*
-	-	4	*-100%*	Change in debt from renewable projects (TotalEnergies share)	-	(186)	*-100%*

* Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow (TotalEnergies share)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q23	2Q23	3Q22	3Q23 vs 3Q22	In millions of dollars	9M23	9M22	9M23 vs 9M22
9,496	**9,900**	**17,848**	*-47%*	**Cash flow from operating activities (a)**	**24,529**	**41,749**	*-41%*
(582)	1,720	7,692	*ns*	(Increase) decrease in working capital (b) *	(2,851)	5,078	*ns*
764	(252)	(1,010)	*ns*	Inventory effect (c)	10	1,396	*-99%*
43	35	(0)	*ns*	Capital gain from renewable project sales (d)	81	25	*x3.3*
(17)	18	570	*ns*	Organic loan repayments from equity affiliates (e)	(5)	1,295	*ns*
9,340	**8,485**	**11,736**	*-20%*	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**27,446**	**36,595**	*-25%*
(211)	(112)	(304)	*ns*	Financial charges	(476)	(1,071)	*ns*
9,551	**8,596**	**12,040**	*-21%*	**Debt Adjusted Cash Flow (DACF)**	**27,922**	**37,665**	*-26%*
4,283	4,271	3,116	*+37%*	Organic investments (g)	11,987	7,916	*+51%*
5,058	**4,214**	**8,620**	*-41%*	**Free cash flow after organic investments (f - g)**	**15,459**	**28,679**	*-46%*
5,091	4,591	4,703	*+8%*	Net investments (h)	16,102	12,501	*+29%*
4,249	**3,894**	**7,033**	*-40%*	**Net cash flow (f - h)**	**11,344**	**24,094**	*-53%*

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

21

10.5 Gearing ratio

In millions of dollars	09/30/2023	06/30/2023	09/30/2022
Current borrowings *	15,193	13,980	15,556
Other current financial liabilities	415	443	861
Current financial assets * ,**	(6,585)	(6,397)	(11,532)
Net financial assets classified as held for sale *	(44)	(41)	(36)
Non-current financial debt *	33,947	33,387	37,506
Non-current financial assets *	(1,519)	(1,264)	(1,406)
Cash and cash equivalents	(24,731)	(25,572)	(35,941)
Net debt (a)	**16,676**	**14,536**	**5,008**
Shareholders' equity (TotalEnergies share)	115,767	113,682	117,821
Non-controlling interests	2,657	2,770	2,851
Shareholders' equity (b)	**118,424**	**116,452**	**120,672**
Gearing = a / (a+b)	**12.3%**	**11.1%**	**4.0%**
Leases (c)	*8,277*	*8,090*	*7,669*
Gearing including leases (a+c) / (a+b+c)	*17.4%*	*16.3%*	*9.5%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

10.6 Return on average capital employed

Twelve months ended September 30, 2023

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	11,668	7,152	1,807	5,508	1,486	27,351
Capital employed at 09/30/2022	65,041	37,742	17,181	5,801	7,141	130,420
Capital employed at 09/30/2023	69,392	36,033	20,043	9,002	9,025	141,093
ROACE	**17.4%**	**19.4%**	**9.7%**	**74.4%**	**18.4%**	**20.1%**

10.7 Payout

In millions of dollars	9M23	9M22	2022
Dividend paid (parent company shareholders) (a)	5,648	5,630	9,986
Repayment of treasury shares	6,203	5,160	7,711
of which buy-backs (b)	*6,082*	*4,979*	*7,019*
Cash flow from operations excluding working capital (CFFO) (c)	27,446	36,595	45,729
Payout ratio = (a+b) / c	**42.7%**	**29.0%**	**37.2%**

22

GLOSSARY Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector). Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items. Adjusted net operating income is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. Adjusted Net Operating Income refers to Net Income before net cost of net debt, i.e., cost of net debt net of its tax effects, less adjustment items. Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non-operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below. Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE). Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements. Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments. Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet. Net acquisitions is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Acquisitions refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities. Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Net Acquisitions (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks. Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to 23 capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Net Acquisitions each of which is described in the Glossary. Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth. Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder. Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers. 24

Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. This press release presents the results for the third quarter of 2023 and first nine month of 2023 from the consolidated financial statements of TotalEnergies SE as of September 30, 2023 (unaudited). The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com. This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document. These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”). Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies. These adjustment items include: (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent, or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years. (ii) The inventory valuation effect In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods. (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence. The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros. Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. 25

TotalEnergies financial statements Third quarter and nine months 2023 consolidated accounts, IFRS 26

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$)[a]	3rd quarter 2023	2nd quarter 2023	3rd quarter 2022
Sales	**59,017**	**56,271**	**69,037**
Excise taxes	(4,604)	(4,737)	(4,075)
Revenues from sales	54,413	51,534	64,962
Purchases, net of inventory variation	(33,676)	(33,864)	(42,802)
Other operating expenses	(7,562)	(7,906)	(6,771)
Exploration costs	(245)	(62)	(71)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,055)	(3,106)	(2,935)
Other income	535	116	1,693
Other expense	(928)	(366)	(921)
Financial interest on debt	(726)	(724)	(633)
Financial income and expense from cash & cash equivalents	459	510	327
Cost of net debt	(267)	(214)	(306)
Other financial income	311	413	196
Other financial expense	(186)	(173)	(112)
Net income (loss) from equity affiliates	754	267	(108)
Income taxes	(3,404)	(2,487)	(6,077)
Consolidated net income	**6,690**	**4,152**	**6,748**
TotalEnergies share	6,676	4,088	6,626
Non-controlling interests	14	64	122
Earnings per share ($)	2.74	1.65	2.58
Fully-diluted earnings per share ($)	2.73	1.64	2.56

(a) Except for per share amounts.

27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	3rd quarter 2023	2nd quarter 2023	3rd quarter 2022
Consolidated net income	**6,690**	**4,152**	**6,748**
Other comprehensive income			
Actuarial gains and losses	(1)	135	(17)
Change in fair value of investments in equity instruments	3	(1)	131
Tax effect	(2)	(43)	2
Currency translation adjustment generated by the parent company	(1,861)	(57)	(4,639)
Items not potentially reclassifiable to profit and loss	**(1,861)**	**34**	**(4,523)**
Currency translation adjustment	1,204	(49)	1,871
Cash flow hedge	306	689	1,258
Variation of foreign currency basis spread	(3)	11	9
share of other comprehensive income of equity affiliates, net amount	31	3	191
Other	(4)	(4)	(18)
Tax effect	(46)	(136)	(424)
Items potentially reclassifiable to profit and loss	**1,488**	**514**	**2,887**
Total other comprehensive income (net amount)	**(373)**	**548**	**(1,636)**
Comprehensive income	**6,317**	**4,700**	**5,112**
TotalEnergies share	*6,313*	*4,676*	*4,969*
Non-controlling interests	*4*	*24*	*143*

28

CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 9 months 9 months (M$)(a) 2023 2022 Sales 177,891 212,417 Excise taxes (13,711) (13,060) Revenues from sales 164,180 199,357 Purchases, net of inventory variation (105,891) (127,893) Other operating expenses (23,253) (22,435) Exploration costs (399) (1,049) Depreciation, depletion and impairment of tangible assets and mineral interests (9,223) (9,716) Other income 992 2,265 Other expense (1,594) (4,516) Financial interest on debt (2,160) (1,667) Financial income and expense from cash & cash equivalents 1,362 786 Cost of net debt (798) (881) Other financial income 982 630 Other financial expense (542) (383) Net income (loss) from equity affiliates 1,981 (1,611) Income taxes (9,962) (16,165) Consolidated net income 16,473 17,603 TotalEnergies share 16,321 17,262 Non-controlling interests 152 341 Earnings per share ($) 6.61 6.61 Fully-diluted earnings per share ($) 6.57 6.57 (a) Except for per share amounts. 29

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 9 months 9 months (M$) 2023 2022 Consolidated net income 16,473 17,603 Other comprehensive income Actuarial gains and losses 137 187 Change in fair value of investments in equity instruments 6 114 Tax effect (53) (40) Currency translation adjustment generated by the parent company (452) (11,776) Items not potentially reclassifiable to profit and loss (362) (11,515) Currency translation adjustment (95) 5,406 Cash flow hedge 2,197 4,217 Variation of foreign currency basis spread 5 79 share of other comprehensive income of equity affiliates, net amount (64) 2,655 Other (5) (19) Tax effect (518) (1,483) Items potentially reclassifiable to profit and loss 1,520 10,855 Total other comprehensive income (net amount) 1,158 (660) Comprehensive income 17,631 16,943 TotalEnergies share 17,539 16,627 Non-controlling interests 92 316 30

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	September 30, 2023 (unaudited)	June 30, 2023 (unaudited)	December 31, 2022	September 30, 2022 (unaudited)
ASSETS				
Non-current assets				
Intangible assets, net	32,911	31,717	31,931	36,376
Property, plant and equipment, net	106,721	104,174	107,101	99,700
Equity affiliates : investments and loans	30,153	30,425	27,889	28,743
Other investments	1,342	1,190	1,051	1,149
Non-current financial assets	2,710	2,494	2,731	2,341
Deferred income taxes	3,535	3,649	5,049	4,434
Other non-current assets	3,991	2,573	2,388	2,930
Total non-current assets	**181,363**	**176,222**	**178,140**	**175,673**
Current assets				
Inventories, net	22,512	18,785	22,936	24,420
Accounts receivable, net	23,598	22,163	24,378	28,191
Other current assets	22,252	23,111	36,070	73,453
Current financial assets	6,892	6,725	8,746	11,688
Cash and cash equivalents	24,731	25,572	33,026	35,941
Assets classified as held for sale	8,656	8,441	568	349
Total current assets	**108,641**	**104,797**	**125,724**	**174,042**
Total assets	**290,004**	**281,019**	**303,864**	**349,715**
LIABILITIES & SHAREHOLDERS' EQUITY				
Shareholders' equity				
Common shares	7,616	7,850	8,163	8,163
Paid-in surplus and retained earnings	123,506	123,511	123,951	131,382
Currency translation adjustment	(13,461)	(12,859)	(12,836)	(16,720)
Treasury shares	(1,894)	(4,820)	(7,554)	(5,004)
Total shareholders' equity - TotalEnergies share	**115,767**	**113,682**	**111,724**	**117,821**
Non-controlling interests	**2,657**	**2,770**	**2,846**	**2,851**
Total shareholders' equity	**118,424**	**116,452**	**114,570**	**120,672**
Non-current liabilities				
Deferred income taxes	11,633	11,237	11,021	12,576
Employee benefits	1,837	1,872	1,829	2,207
Provisions and other non-current liabilities	22,657	21,295	21,402	22,133
Non-current financial debt	41,022	40,427	45,264	44,899
Total non-current liabilities	**77,149**	**74,831**	**79,516**	**81,815**
Current liabilities				
Accounts payable	37,268	32,853	41,346	48,942
Other creditors and accrued liabilities	37,405	38,609	52,275	80,468
Current borrowings	16,876	15,542	15,502	16,923
Other current financial liabilities	415	443	488	861
Liabilities directly associated with the assets classified as held for sale	2,467	2,289	167	34
Total current liabilities	**94,431**	**89,736**	**109,778**	**147,228**
Total liabilities & shareholders' equity	**290,004**	**281,019**	**303,864**	**349,715**

31

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	3rd quarter 2023	2nd quarter 2023	3rd quarter 2022
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	6,690	4,152	6,748
Depreciation, depletion, amortization and impairment	3,621	3,195	3,032
Non-current liabilities, valuation allowances and deferred taxes	686	81	704
(Gains) losses on disposals of assets	(521)	(70)	(1,645)
Undistributed affiliates' equity earnings	(325)	383	1,290
(Increase) decrease in working capital	(923)	2,125	7,407
Other changes, net	268	34	312
Cash flow from operating activities	**9,496**	**9,900**	**17,848**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(3,808)	(3,870)	(2,986)
Acquisitions of subsidiaries, net of cash acquired	(1,607)	(19)	(8)
Investments in equity affiliates and other securities	(482)	(522)	(2,557)
Increase in non-current loans	(451)	(366)	(246)
Total expenditures	**(6,348)**	**(4,777)**	**(5,797)**
Proceeds from disposals of intangible assets and property, plant and equipment	914	31	97
Proceeds from disposals of subsidiaries, net of cash sold	7	38	524
Proceeds from disposals of non-current investments	308	133	304
Repayment of non-current loans	132	102	797
Total divestments	**1,361**	**304**	**1,722**
Cash flow used in investing activities	**(4,987)**	**(4,473)**	**(4,075)**
CASH FLOW USED IN FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	-	383	(1)
- Treasury shares	(2,098)	(2,002)	(1,996)
Dividends paid:			
- Parent company shareholders	(1,962)	(1,842)	(1,877)
- Non-controlling interests	(168)	(105)	(405)
Net issuance (repayment) of perpetual subordinated notes	-	(1,081)	-
Payments on perpetual subordinated notes	(22)	(80)	(14)
Other transactions with non-controlling interests	(11)	(13)	38
Net issuance (repayment) of non-current debt	47	(14)	141
Increase (decrease) in current borrowings	(446)	(4,111)	(527)
Increase (decrease) in current financial assets and liabilities	(182)	990	(4,473)
Cash flow from (used in) financing activities	**(4,842)**	**(7,875)**	**(9,114)**
Net increase (decrease) in cash and cash equivalents	**(333)**	**(2,448)**	**4,659**
Effect of exchange rates	(508)	35	(1,566)
Cash and cash equivalents at the beginning of the period	25,572	27,985	32,848
Cash and cash equivalents at the end of the period	**24,731**	**25,572**	**35,941**

32

CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 9 months 9 months (M$) 2023 2022 CASH FLOW FROM OPERATING ACTIVITIES Consolidated net income 16,473 17,603 Depreciation, depletion, amortization and impairment 10,003 10,931 Non-current liabilities, valuation allowances and deferred taxes 1,081 4,669 (Gains) losses on disposals of assets (843) (1,823) Undistributed affiliates' equity earnings (291) 4,551 (Increase) decrease in working capital (2,217) 4,982 Other changes, net 323 836 Cash flow from operating activities 24,529 41,749 CASH FLOW USED IN INVESTING ACTIVITIES Intangible assets and property, plant and equipment additions (12,646) (11,593) Acquisitions of subsidiaries, net of cash acquired (1,762) (90) Investments in equity affiliates and other securities (2,411) (2,782) Increase in non-current loans (1,206) (765) Total expenditures (18,025) (15,230) Proceeds from disposals of intangible assets and property, plant and equipment 1,013 427 Proceeds from disposals of subsidiaries, net of cash sold 228 675 Proceeds from disposals of non-current investments 490 554 Repayment of non-current loans 472 2,139 Total divestments 2,203 3,795 Cash flow used in investing activities (15,822) (11,435) CASH FLOW USED IN FINANCING ACTIVITIES Issuance (repayment) of shares: - Parent company shareholders 383 370 - Treasury shares (6,203) (5,160) Dividends paid: - Parent company shareholders (5,648) (5,630) - Non-controlling interests (294) (524) Net issuance (repayment) of perpetual subordinated notes (1,081) - Payments on perpetual subordinated notes (260) (288) Other transactions with non-controlling interests (110) 33 Net issuance (repayment) of non-current debt 151 683 Increase (decrease) in current borrowings (5,831) (2,573) Increase (decrease) in current financial assets and liabilities 2,202 390 Cash flow from (used in) financing activities (16,691) (12,699) Net increase (decrease) in cash and cash equivalents (7,984) 17,615 Effect of exchange rates (311) (3,016) Cash and cash equivalents at the beginning of the period 33,026 21,342 Cash and cash equivalents at the end of the period 24,731 35,941 33

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2022	**2,640,429,329**	**8,224**	**117,849**	**(12,671)**	**(33,841,104)**	**(1,666)**	**111,736**	**3,263**	**114,999**
Net income of the first nine months 2022	-	-	17,262	-	-	-	17,262	341	17,603
Other comprehensive income	-	-	3,421	(4,056)	-	-	(635)	(25)	(660)
Comprehensive Income	**-**	**-**	**20,683**	**(4,056)**	**-**	**-**	**16,627**	**316**	**16,943**
Dividend	-	-	(5,653)	-	-	-	(5,653)	(524)	(6,177)
Issuance of common shares	9,367,482	26	344	-	-	-	370	-	370
Purchase of treasury shares	-	-	-	-	(97,376,124)	(5,160)	(5,160)	-	(5,160)
Sale of treasury shares[(a)]	-	-	(317)	-	6,193,921	317	-	-	-
Share-based payments	-	-	191	-	-	-	191	-	191
Share cancellation	(30,665,526)	(87)	(1,418)	-	30,665,526	1,505	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(44)	-	-	-	(44)	-	(44)
Payments on perpetual subordinated notes	-	-	(255)	-	-	-	(255)	-	(255)
Other operations with non-controlling interests	-	-	41	7	-	-	48	124	172
Other items	-	-	(39)	-	-	-	(39)	(328)	(367)
As of September 30, 2022	**2,619,131,285**	**8,163**	**131,382**	**(16,720)**	**(94,357,781)**	**(5,004)**	**117,821**	**2,851**	**120,672**
Net income of the fourth quarter 2022	-	-	3,264	-	-	-	3,264	177	3,441
Other comprehensive income	-	-	(6,354)	3,882	-	-	(2,472)	23	(2,449)
Comprehensive Income	**-**	**-**	**(3,090)**	**3,882**	**-**	**-**	**792**	**200**	**992**
Dividend	-	-	(4,336)	-	-	-	(4,336)	(12)	(4,348)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(42,831,619)	(2,551)	(2,551)	-	(2,551)
Sale of treasury shares[(a)]	-	-	(1)	-	1,733	1	-	-	-
Share-based payments	-	-	38	-	-	-	38	-	38
Share cancellation	-	-	-	-	-	-	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(76)	-	-	-	(76)	-	(76)
Other operations with non-controlling interests	-	-	4	2	-	-	6	(87)	(81)
Other items	-	-	30	-	-	-	30	(106)	(76)
As of December 31, 2022	**2,619,131,285**	**8,163**	**123,951**	**(12,836)**	**(137,187,667)**	**(7,554)**	**111,724**	**2,846**	**114,570**
Net income of the first nine months 2023	-	-	16,321	-	-	-	16,321	152	16,473
Other comprehensive income	-	-	1,815	(597)	-	-	1,218	(60)	1,158
Comprehensive Income	**-**	**-**	**18,136**	**(597)**	**-**	**-**	**17,539**	**92**	**17,631**
Dividend	-	-	(5,765)	-	-	-	(5,765)	(294)	(6,059)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(100,511,783)	(7,024)	(7,024)	-	(7,024)
Sale of treasury shares[(a)]	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	232	-	-	-	232	-	232
Share cancellation	(214,881,605)	(569)	(11,720)	-	214,881,605	12,289	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(223)	-	-	-	(223)	-	(223)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	12	23
Other items	-	-	(2)	-	-	(1)	(3)	1	(2)
As of September 30, 2023	**2,412,251,835**	**7,616**	**123,506**	**(13,461)**	**(16,354,419)**	**(1,894)**	**115,767**	**2,657**	**118,424**

[(a)] *Treasury shares related to the performance share grants.*

34

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	**12,680**	**4,505**	**5,678**	**37,011**	**18,771**	**59**	**(24,291)**	**54,413**
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustment [(a)]	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	**3,138**	**1,342**	**506**	**1,399**	**423**	**80**	**-**	**6,888**
Adjustment [(a)]								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								**6,676**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

2nd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,434	2,020	6,249	24,849	21,712	7	-	56,271
Intersegment sales	10,108	2,778	670	8,630	201	64	(22,451)	-
Excise taxes	-	-	-	(231)	(4,506)	-	-	(4,737)
Revenues from sales	**11,542**	**4,798**	**6,919**	**33,248**	**17,407**	**71**	**(22,451)**	**51,534**
Operating expenses	(5,162)	(3,797)	(6,334)	(32,042)	(16,672)	(276)	22,451	(41,832)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,117)	(277)	(51)	(394)	(241)	(26)	-	(3,106)
Net income (loss) from equity affiliates and other items	(15)	472	(250)	3	64	(17)	-	257
Tax on net operating income	(1,889)	(137)	(41)	(187)	(162)	(40)	-	(2,456)
Adjustment [(a)]	10	(271)	(207)	(376)	(53)	(40)	-	(937)
Adjusted net operating income	**2,349**	**1,330**	**450**	**1,004**	**449**	**(248)**	**-**	**5,334**
Adjustment [(a)]								(937)
Net cost of net debt								(245)
Non-controlling interests								(64)
Net income - TotalEnergies share								**4,088**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

2nd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,569	626	807	489	256	30	-	4,777
Total divestments	26	45	149	52	28	4	-	304
Cash flow from operating activities	4,047	1,332	2,284	1,923	665	(351)	-	9,900

35

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,670	7,264	4,231	28,899	25,968	5	-	69,037
Intersegment sales	14,701	3,854	537	12,065	176	52	(31,385)	-
Excise taxes	-	-	-	(160)	(3,915)	-	-	(4,075)
Revenues from sales	**17,371**	**11,118**	**4,768**	**40,804**	**22,229**	**57**	**(31,385)**	**64,962**
Operating expenses	(6,880)	(8,591)	(4,695)	(39,137)	(21,513)	(213)	31,385	(49,644)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,999)	(249)	(46)	(371)	(243)	(27)	-	(2,935)
Net income (loss) from equity affiliates and other items	(2,643)	1,697	1,493	219	(14)	(4)	-	748
Tax on net operating income	(5,071)	(752)	(25)	(255)	(153)	162	-	(6,094)
Adjustment [(a)]	(3,439)	(190)	1,259	(675)	(172)	(59)	-	(3,276)
Adjusted net operating income	**4,217**	**3,413**	**236**	**1,935**	**478**	**34**	**-**	**10,313**
Adjustment [(a)]								(3,276)
Net cost of net debt								(289)
Non-controlling interests								(122)
Net income - TotalEnergies share								**6,626**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

3rd quarter 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,069	364	2,850	242	251	21	-	5,797
Total divestments	246	745	696	6	29	-	-	1,722
Cash flow from operating activities	9,083	3,449	941	3,798	939	(362)	-	17,848

36

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	**36,904**	**20,174**	**22,837**	**103,991**	**54,471**	**195**	**(74,392)**	**164,180**
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustment [(a)]	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted net operating income	**8,140**	**4,744**	**1,326**	**4,021**	**1,152**	**(245)**	**-**	**19,138**
Adjustment [(a)]								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								**16,321**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	7,342	16,672	17,398	94,968	76,024	13	-	212,417
Intersegment sales	42,324	11,292	1,546	34,127	1,159	185	(90,633)	-
Excise taxes	-	-	-	(538)	(12,522)	-	-	(13,060)
Revenues from sales	**49,666**	**27,964**	**18,944**	**128,557**	**64,661**	**198**	**(90,633)**	**199,357**
Operating expenses	(18,348)	(21,621)	(19,381)	(119,790)	(61,807)	(1,063)	90,633	(151,377)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,772)	(803)	(140)	(1,140)	(757)	(104)	-	(9,716)
Net income (loss) from equity affiliates and other items	(6,069)	(172)	1,685	724	42	175	-	(3,615)
Tax on net operating income	(12,810)	(1,305)	(26)	(1,646)	(674)	259	-	(16,202)
Adjustment [(a)]	(8,284)	(4,698)	588	890	249	(297)	-	(11,552)
Adjusted operating income	**13,951**	**8,761**	**494**	**5,815**	**1,216**	**(238)**	**-**	**29,999**
Adjustment [(a)]								(11,552)
Net cost of net debt								(844)
Non-controlling interests								(341)
Net income - TotalEnergies share								**17,262**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

9 months 2022 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,168	939	4,586	803	679	55	-	15,230
Total divestments	592	1,982	940	89	180	12	-	3,795
Cash flow from operating activities	23,619	9,470	(795)	8,431	2,417	(1,393)	-	41,749

37

Non GAAP Financial Measures 38

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1. Exploration & Production

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
1,978	**2,543**	**1,823**	**9%**	**Cash flow used in investing activities (a)**	**8,542**	**7,576**	**13%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(1)	-100%	Organic loan repayment from equity affiliates (c)	-	22	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
51	56	34	50%	Capex linked to capitalized leasing contracts (e)	157	94	67%
14	1	7	100%	Expenditures related to carbon credits (f)	16	11	45%
2,043	**2,600**	**1,863**	**10%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**8,715**	**7,703**	**13%**
(514)	176	(126)	ns	of which net acquisitions (g - i)	1,600	2,415	-34%
156	179	96	63%	Acquisitions (g)	2,281	2,893	-21%
670	3	222	x3	Asset sales (i)	681	478	42%
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
2,557	**2,424**	**1,989**	**29%**	**of which organic investments (h)**	**7,115**	**5,288**	**35%**
343	325	169	x2	Capitalized exploration	872	381	x2.3
32	17	12	x2.7	Increase in non-current loans	93	58	60%
(29)	(23)	(25)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(75)	(92)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share).

1.2. Integrated LNG

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
566	**581**	**(381)**	**ns**	**Cash flow used in investing activities (a)**	**2,293**	**(1,043)**	**ns**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
1	-	578	-100%	Organic loan repayment from equity affiliates (c)	2	1,282	-100%
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
12	6	6	100%	Capex linked to capitalized leasing contracts (e)	26	19	37%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
579	**587**	**203**	**x2.9**	**Net investments (a + b + c + d + e + f = g - i + h)**	**2,321**	**258**	**x9**
84	205	(10)	ns	of which net acquisitions (g - i)	1,048	(66)	ns
204	224	-	ns	Acquisitions (g)	1,197	4	x299.3
120	19	10	x12	Asset sales (i)	149	70	x2.1
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
495	**382**	**213**	**x2.3**	**of which organic investments (h)**	**1,273**	**324**	**x3.9**
3	3	-	ns	Capitalized exploration	7	-	ns
153	95	133	15%	Increase in non-current loans	391	264	48%
(47)	(26)	(156)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(111)	(592)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share).

39

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.3. Integrated Power

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
1,884	**658**	**2,154**	**-13%**	**Cash flow used in investing activities (a)**	**3,627**	**3,646**	**-1%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
4	16	3	33%	Organic loan repayment from equity affiliates (c)	26	3	x8.7
43	35	8	x5.4	Change in debt from renewable projects financing (d) *	81	(356)	ns
1	2	3	-67%	Capex linked to capitalized leasing contracts (e)	5	3	67%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
1,932	**711**	**2,168**	**-11%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**3,739**	**3,296**	**13%**
1,354	(42)	1,728	-22%	of which net acquisitions (g - i)	1,831	2,367	-23%
1,622	45	1,617	-	Acquisitions (g)	2,204	2,647	-17%
268	87	(111)	ns	Asset sales (i)	373	280	33%
(43)	(35)	(4)	ns	Change in debt from renewable projects (partner share)	(81)	170	ns
578	**753**	**440**	**31%**	**of which organic investments (h)**	**1,908**	**929**	**x2.1**
-	-	-	ns	Capitalized exploration	-	-	ns
207	182	62	x3.3	Increase in non-current loans	552	290	90%
(17)	(11)	(8)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(149)	(34)	ns
-	-	4	-100%	Change in debt from renewable projects (TotalEnergies share)	-	(186)	-100%

*Change in debt from renewable projects (TotalEnergies share and partner share).

1.4. Refining & Chemicals

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
310	**437**	**236**	**31%**	**Cash flow used in investing activities (a)**	**964**	**714**	**35%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
(21)	2	(11)	ns	Organic loan repayment from equity affiliates (c)	(33)	(12)	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
289	**439**	**225**	**28%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**931**	**702**	**33%**
(97)	(15)	1	ns	of which net acquisitions (g - i)	(107)	(33)	ns
-	27	-	ns	Acquisitions (g)	31	15	x2.1
97	42	(1)	ns	Asset sales (i)	138	48	x2.9
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
386	**454**	**224**	**72%**	**of which organic investments (h)**	**1,038**	**735**	**41%**
-	-	-	ns	Capitalized exploration	-	-	ns
13	27	-	ns	Increase in non-current loans	51	52	-2%
(9)	(8)	(5)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(25)	(32)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share).

40

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

1.5. Marketing & Services

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
221	**228**	**222**	**ns**	**Cash flow used in investing activities (a)**	**307**	**499**	**-38%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
221	**228**	**222**	**-**	**Net investments (a + b + c + d + e + f = g - i + h)**	**307**	**499**	**-38%**
(18)	(4)	(7)	ns	of which net acquisitions (g - i)	(256)	(98)	ns
10	7	2	x5	Acquisitions (g)	17	20	-15%
28	11	9	x3.1	Asset sales (i)	273	118	x2.3
-	-	-	ns	Change in debt from renewable projects (partner share)	-	-	ns
239	**232**	**229**	**4%**	**of which organic investments (h)**	**563**	**597**	**-6%**
-	-	-	ns	Capitalized exploration	-	-	ns
16	26	24	-33%	Increase in non-current loans	53	68	-22%
(19)	(12)	(20)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(70)	(62)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share).

2. Reconciliation of cash flow from operating activities to CFFO

2.1. Exploration & Production

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
4,240	**4,047**	**9,083**	**-53%**	**Cash flow from operating activities (a)**	**12,823**	**23,619**	**-46%**
(925)	(317)	2,676	ns	(Increase) decrease in working capital (b)	(1,613)	2,549	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(1)	-100%	Organic loan repayments from equity affiliates (e)	-	22	-100%
5,165	**4,364**	**6,406**	**-19%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**14,436**	**21,092**	**-32%**

41

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.2. Integrated LNG

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
872	**1,332**	**3,449**	**-75%**	**Cash flow from operating activities (a)**	**5,740**	**9,470**	**-39%**
(775)	(469)	1,536	ns	(Increase) decrease in working capital (b) *	212	3,656	-94%
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
1	-	578	-100%	Organic loan repayments from equity affiliates (e)	2	1,282	-100%
1,648	**1,801**	**2,492**	**-34%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**5,530**	**7,096**	**-22%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3. Integrated Power

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
1,936	**2,284**	**941**	**x2.1**	**Cash flow from operating activities (a)**	**2,935**	**(795)**	**ns**
1,466	1,844	753	95%	(Increase) decrease in working capital (b) *	1,595	(1,299)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
43	35	-	ns	Capital gain from renewable project sales (d)	81	25	x3.3
4	16	3	33%	Organic loan repayments from equity affiliates (e)	26	3	x8.7
516	**491**	**191**	**x2.7**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,447**	**532**	**x2.7**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

42

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4. Refining & Chemicals

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
2,060	**1,923**	**3,798**	**-46%**	**Cash flow from operating activities (a)**	**3,132**	**8,431**	**-63%**
(125)	788	2,394	ns	(Increase) decrease in working capital (b)	(1,520)	908	ns
546	(192)	(771)	ns	Inventory effect (c)	(61)	951	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
(21)	2	(11)	ns	Organic loan repayments from equity affiliates (e)	(33)	(12)	ns
1,618	**1,329**	**2,164**	**-25%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**4,680**	**6,560**	**-29%**

2.5. Marketing & Services

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	3rd quarter 2023 vs 3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022	9 months 2023 vs 9 months 2022
206	**665**	**939**	**-78%**	**Cash flow from operating activities (a)**	**198**	**2,417**	**-92%**
(599)	(31)	398	ns	(Increase) decrease in working capital (b)	(1,672)	144	ns
218	(60)	(239)	ns	Inventory effect (c)	71	445	-84%
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
587	**756**	**780**	**-25%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,799**	**1,828**	**-2%**

43

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter-Company	Company
Adjusted net operating income 3rd quarter 2023	3,138	1,342	506	1,399	423	80	-	6,888
Adjusted net operating income 2nd quarter 2023	2,349	1,330	450	1,004	449	(248)	-	5,334
Adjusted net operating income 1st quarter 2023	2,653	2,072	370	1,618	280	(77)	-	6,916
Adjusted net operating income 4th quarter 2022	3,528	2,408	481	1,487	334	(25)	-	8,213
Adjusted net operating income (a)	**11,668**	**7,152**	**1,807**	**5,508**	**1,486**	**(270)**	**-**	**27,351**
Balance sheet as of September 30, 2023								
Property plant and equipment intangible assets net	84,906	24,683	11,635	11,350	6,449	609	-	139,632
Investments & loans in equity affiliates	2,823	13,624	8,840	4,293	573	-	-	30,153
Other non-current assets	3,473	2,874	711	722	1,124	(35)	-	8,869
Inventories, net	*1,542*	*1,768*	*657*	*14,337*	*4,208*	*-*	*-*	*22,512*
Accounts receivable, net	*7,152*	*8,436*	*5,415*	*23,483*	*9,416*	*1,734*	*(32,038)*	*23,598*
Other current assets	*5,623*	*10,327*	*8,081*	*2,452*	*3,531*	*2,815*	*(10,577)*	*22,252*
Accounts payable	*(5,860)*	*(9,514)*	*(5,659)*	*(35,396)*	*(10,972)*	*(1,787)*	*31,920*	*(37,268)*
Other creditors and accrued liabilities	*(9,532)*	*(12,307)*	*(8,178)*	*(6,803)*	*(4,919)*	*(6,361)*	*10,695*	*(37,405)*
Working capital	(1,075)	(1,290)	316	(1,927)	1,264	(3,598)	-	(6,310)
Provisions and other non-current liabilities	(26,342)	(3,858)	(1,586)	(3,757)	(1,207)	623	-	(36,127)
Assets and liabilities classified as held for sale	5,607	-	127	130	1,298	-	-	7,162
Capital Employed (Balance sheet)	**69,392**	**36,033**	**20,043**	**10,811**	**9,501**	**(2,402)**	**-**	**143,378**
Less inventory valuation effect	-	-	-	(1,809)	(476)	-	-	(2,285)
Capital Employed at replacement cost (b)	**69,392**	**36,033**	**20,043**	**9,002**	**9,025**	**(2,402)**	**-**	**141,093**
Balance sheet as of September 30, 2022								
Property plant and equipment intangible assets net	86,341	24,387	6,791	10,670	7,317	570	-	136,076
Investments & loans in equity affiliates	2,874	13,525	7,694	4,228	422	-	-	28,743
Other non-current assets	3,782	1,039	2,050	577	1,142	(78)	-	8,512
Inventories, net	*1,230*	*2,910*	*1,217*	*14,474*	*4,587*	*2*	*-*	*24,420*
Accounts receivable, net	*7,827*	*25,065*	*3,087*	*19,382*	*9,043*	*1,245*	*(37 458)*	*28,191*
Other current assets	*6,846*	*63,814*	*23,448*	*2,842*	*4,157*	*2,558*	*(30 212)*	*73,453*
Accounts payable	*(5,818)*	*(22,866)*	*(12,466)*	*(31,969)*	*(12,166)*	*(998)*	*37 341*	*(48,942)*
Other creditors and accrued liabilities	*(13,114)*	*(65,868)*	*(12,109)*	*(8,438)*	*(5,535)*	*(5,733)*	*30 329*	*(80,468)*
Working capital	(3,029)	3,055	3,177	(3,709)	86	(2,926)	-	(3,346)
Provisions and other non-current liabilities	(25,051)	(4,264)	(2,686)	(3,566)	(1,298)	(52)	-	(36,917)
Assets and liabilities classified as held for sale	124	-	155	-	-	-	-	279
Capital Employed (Balance sheet)	**65,041**	**37 742**	**17 181**	**8,200**	**7,669**	**(2,486)**	**-**	**133,347**
Less inventory valuation effect	-	-	-	(2,399)	(528)	-	-	(2,927)
Capital Employed at replacement cost (c)	**65,041**	**37 742**	**17 181**	**5,801**	**7,141**	**(2,486)**	**-**	**130,420**
ROACE as a percentage (a / average (b + c))	**17.4%**	**19.4%**	**9.7%**	**74.4%**	**18.4%**			**20.1%**

44

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

3rd quarter 2023	2nd quarter 2023	3rd quarter 2022	(in millions of dollars)	9 months 2023	9 months 2022
6,690	**4,152**	**6,748**	**Consolidated net income (a)**	**16,473**	**17,603**
(305)	(245)	(289)	Net cost of net debt (b)	(843)	(844)
(881)	(449)	(2,205)	Special items affecting net operating income	(1,497)	(11,950)
-	-	1,450	Gain (loss) on asset sales	203	1,450
-	(5)	(19)	Restructuring charges	(5)	(41)
(698)	(469)	(3,118)	Impairments	(1,227)	(11,898)
(183)	25	(518)	Other	(468)	(1,461)
623	(377)	(847)	After-tax inventory effect : FIFO vs. replacement cost	(145)	1,253
365	(111)	(224)	Effect of changes in fair value	(180)	(855)
107	**(937)**	**(3,276)**	**Total adjustments affecting net operating income (c)**	**(1,822)**	**(11,552)**
6,888	**5,334**	**10,313**	**Adjusted net operating income (a - b - c)**	**19,138**	**29,999**

45